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                                 April 20, 2007




Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549-7010

Attention: H. Roger Schwall, Assistant Director

         Re:      Cubic Energy, Inc.

                  Registration Statement on Form SB-2
                  Filed March 20, 2007
                  File No. 333-136374

Ladies and Gentlemen:

     On behalf of Cubic Energy, Inc. (the "Company"), we are responding to the Staff's comments contained in the Staff's letter dated April 18, 2007 relating to the referenced filing. In accordance with the Staff's request, we have numbered our responses to correspond with the numbers assigned to the comments contained in the Staff's letter.

     Comment 1: A reference to the opinion of counsel has been included. The opinion letter was filed, together with the appropriate consent, as Exhibit 23.2 to the original filing of this Registration Statement.

     Comment 2: The requested change has been made.

     Comment 3: The requested change has been made so that all sales of unregistered securities for the past three years are reflected.

     The Company acknowledges that (a) should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing,
(b) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing, and (c) the Company may not assert Staff comments and the declaration of



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effectiveness as a defense in any proceeding  initiated by the Commission or any person under the federal securities laws of the United States.

     If you have any questions or require any additional information with respect to the foregoing, please contact the undersigned at (214) 999-4645.

                                                     Very truly yours,


                                                     /s/ David R. Earhart
                                                     --------------------
                                                     David R. Earhart

cc:  C. Moncada-Terry (Staff)

     Jon S. Ross (Company)










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